UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2020

Commission File Number: 1-31402

CAE INC.

(Translation of registrant’s name into English)

8585 Cote de Liesse

Saint-Laurent, Quebec

Canada H4T 1G6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3, and 99.4 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-250113).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Underwriting Agreement dated November 17, 2020.

99.2	Consent of Norton Rose Fulbright Canada LLP.

99.3	Consent of Stikeman Elliot LLP.

99.4	Term Sheet dated November 16, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2020

CAE INC.

By:	/s/ Mark Hounsell
Name: Mark Hounsell
Title: General Counsel, Chief Compliance Officer and Corporate Secretary